
February 24, 2025

Sandeep Sahai
Chief Executive Officer
Clearwater Analytics Holdings, Inc.
777 W. Main Street
Suite 900
Boise, ID

> **Re: Clearwater Analytics Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 11, 2025**
> **File No. 333-284816**

Dear Sandeep Sahai:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

General

1. Please revise the summary, risk factors or elsewhere in the forepart of the registration statement to clarify:

   - whether the Final Parent Stock Price will be known before the Election Deadline;
   - whether Enfusion has the right to terminate the transaction if Clearwater's common stock price falls below a certain price (i.e., walk-away rights) and, if so, Enfusion's intention regarding resolicitation if walk-away rights are triggered and a discussion of the Enfusion board's fiduciary duties to its shareholders with respect to such decision, including the factors the board will consider in deciding whether to exercise its walk-away rights;

- an illustrative table using a reasonable range of prices of Clearwater's common stock with columns indicating the respective exchange ratios and other relevant information;
- if material, the volatility of Clearwater's common stock over a recent historical period and any risks relating to the volatility;
- the time period anticipated between the vote and closing; and
- how the 10% collar is calculated.

2. It appears that Enfusion stockholders will not make their cash/stock election at the same time as their vote. Please advise us of the applicability of the tender offer rules to the cash election.

3. In order to better inform Enfusion stockholders on the value of the stock consideration as part of their decision on how much stock versus cash to elect, please consider providing these stockholders with a means of viewing the 10-Day Average Clearwater Common Stock VWAP for each day from the date of mailing through the Election Deadline.

Exhibits

4. The exhibit index indicates that the Kirkland & Ellis tax opinion will be filed. Please also file the Dechert tax opinion or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Leff